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December 21, 2020

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: Centerstone Investors Trust, File No. 811-23128 (the “Trust”)

Dear Ms. Lithotomos:

On December 14, 2020, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided oral comments on the Trust’s preliminary Proxy Statement filed on December 7, 2020 pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). The Proxy Statement proposes the reorganizations of Centerstone Investors Fund and Centerstone International Fund, series of the Trust, into newly created series of Northern Lights Fund Trust III (“Northern Lights”). The following is a summary of those comments and the Trust’s responses thereto. Capitalized terms used herein have the same meaning ascribed to them in the Proxy Statement. Additional disclosures to the Proxy Statement are italicized.

1)      Staff Comment: Please explain supplementally why the Reorganizations are presented under Schedule 14A rather than on Form N-14.

Response: The Trust’s use of Schedule 14A in lieu of Form N-14 to propose the Reorganizations is consistent with other reorganizations with similar fact patterns. See, e.g., WP Large Cap Income Plus Fund, a series of 360 Funds, reorganizing into a series of WP Trust of the same name, File No. 811-21726 (June 29, 2018); Pemberwick Fund, a series of FundVantage Trust, reorganizing into a series of Manager Directed Portfolios of the same name, File No. 811-22027 (November 2, 2016); and Motley Fool Independence Fund, Motley Fool Great America Fund, and Motley Fool Epic Voyage Fund, series of Motley Fool Funds Trust, reorganizing into series of RBB Fund, Inc. of the same name, File No. 811-22264 (October 14, 2016).

The use of Schedule 14A is also consistent with the Staff’s positions in No-Action letters regarding the scope of Rule 145(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Rule 145 generally requires the use of Form N-14 to register securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security”. Rule 145(a)(2) provides an exception to the registration requirements of Rule 145 for mergers, consolidations or similar plans solely involving a change in domicile. As interpreted by the Staff, Rule 145(a)(2) recognizes that such mergers are structural in nature and do not fundamentally require investors to make “new investment decisions” (the “no-sale theory”).

Many investment company reorganizations, including the proposed Reorganizations, fit the no-sale theory. Such reorganizations can, and have been, implemented through the use of a Schedule 14A proxy statement and not through the registration of new securities via Form N-14 in reliance on Rule 145(a)(2). The Staff has recognized the applicability of the no-sale theory to certain investment company combinations and has issued no-action letters providing its view of the applicability of Rule 145(a)(2) in various circumstances. See, e.g., Rydex Advisor Variable Annuity Account (pub. avail Sept. 28, 1998) (finding investors would not be protected by requiring Form N-14 filing when changes in a fund’s legal form do not materially change an investor’s interests); PEMCO (pub. avail. May 31, 1988) (finding reorganization that involved change in Fund’s domicile, custodian and independent certified accountants to fall within exemption from registration under Rule 145(a)(2)).

The main distinction between the Existing Funds and the New Funds are the legal entity (trust) and board of trustees and officers, changes to which are routinely considered to not constitute a new investment decision. In the Trust’s view, shareholders of the Existing Funds are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganizations. As described more fully in the Proxy Statement, the investment objectives, principal investment strategies, risks and investment limitations of each Existing Fund is identical to its corresponding New Fund.

Additionally, the investment adviser and portfolio manager currently providing investment services to the Existing Funds will be responsible for providing investment services to the New Funds after the Reorganizations are consummated. The New Funds will retain the same custodian, accountant, distributor and administrator of the Existing Funds. Further, the Reorganizations do not involve the combination of current funds with assets, shareholders and operating histories. Rather, prior to the Reorganizations, the New Funds will have had no assets or operating history and simply will serve as shells into which the Existing Funds will be reorganized and all of their assets transferred. The Trust and Northern Lights are each Delaware statutory trusts. As a result, there are no differences between the rights of shareholders under the governing state laws of either trust, and there are no material differences between their respective governing instruments. Upon consummation of the Reorganizations, the New Funds will assume the accounting and performance history of the Existing Funds. At the effective time of the Reorganizations, the number of shares to be issued by each New Fund in connection with the Reorganizations will be the same as the number of shares owned by the shareholders of the corresponding Existing Fund and the net asset value of each New Fund’s shares will be the same as the net asset value of the corresponding Existing Fund’s shares.

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Thus, shares of the New Funds will represent a continuation of the same investment and economic interests that are presently represented by shares of the Existing Funds.

2)      Staff Comment: Please disclose earlier in the Questions and Answers section of the Proxy Statement that each Reorganization is contingent upon shareholder approval of the other Reorganization.

Response: The Trust has amended the Proxy Statement to state the following:

Question: What is the purpose of the Reorganizations?

Answer:	The purpose of the Reorganization of each of the Existing Funds is to move the Existing Funds from Centerstone Investors Trust to Northern Lights Fund Trust III in an attempt to gain operational efficiencies and if the New Funds’ assets increase, to potentially lower expenses in the future due to the economies of scale associated with a larger series trust. The Adviser will remain the investment adviser to the New Funds. The Adviser also informed the Board of Trustees of Centerstone Investors (the “Board”) that its representatives would no longer serve as trust officers, thereby allowing them to focus their time and efforts with respect to the New Funds on portfolio management without the additional administrative, compliance and operational functions associated with operating a stand-alone trust. Each Reorganization must be approved by the relevant Existing Fund’s shareholders in order for either Reorganization to take place.

The Trust has further deleted the last sentence in the response to the question “Will my vote make a difference?”

3)      Staff Comment: In response to the question “Will my fees change as a result of the Reorganizations?”, please include disclosure regarding any current or potential for future recoupments by the Adviser.

Response: The Trust notes that shareholders fees will not change in the immediate term as a result of the Reorganizations as the current expense limitation with respect to each of the Existing Funds will remain in place. Because any ability to recoup would be subject to the expense limitation in place both at time of reimbursement and at time of the waiver, shareholder expenses will not be changing in the foreseeable future. However, the Trust has amended the Proxy Statement to address the Staff’s comment to state the following:

Question: Will my fees change as a result of the Reorganizations?

Answer:	No. Neither the Adviser’s management fees for the Existing Funds nor the Existing Funds’ net expenses will change as a result of the
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Reorganizations. The expense limitations in place for the Existing Funds will be retained by the New Funds for at least one year after the New Funds commence operations and are subject to renewal thereafter. As a result, the current net expenses of each of the Existing Funds will remain the same immediately following the Reorganizations. The Adviser may be reimbursed by a New Fund for fees it waived and fund expenses it paid (including any fees waived or expenses paid with respect to the corresponding Existing Fund before its Reorganization) subject to certain limitations, including that the reimbursement would not cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded .

4)      Staff Comment: Please confirm supplementally that there is no proposal to elect trustees for Northern Lights.

Response: The Trust has confirmed with Northern Lights that there is no proposal to elect trustees for Northern Lights.

5)      Staff Comment: Per Rule 14a-4 of the Securities Exchange Act of 1934, if the Existing Funds want the option of adjourning the shareholder meeting to solicit additional proxies if a quorum is available but sufficient votes are not obtained, please include a separate proposal in the Proxy Statement.

Response: The Trust has given the Staff’s comment careful consideration and respectfully declines to make the requested revision to the Proxy Statement. Rule 14a-4(a)(3) requires the Proxy Statement to identify “each separate matter intended to be acted upon.” The Trust submits that an adjournment of a shareholder meeting is not a “separate matter intended to be acted upon” at the meeting. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the SEC withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule 20a-4, the SEC stated:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstentions, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the

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Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The SEC has thus expressly acknowledged investment company management may decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management's fiduciary duty to shareholders. The Trust represents that it will evaluate any proposed adjournments consistent with the SEC’s guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited.

6)	Staff Comment: Please confirm that you intend to add hyperlinks for all documents that will be incorporated by reference in compliance with the FAST Act.

Response: The Trust confirms that hyperlinks to all documents incorporated by reference have been included.

Please contact me at 212-885-5147 if you have any additional questions.

Very truly yours,

/s/ Stacy H. Louizos

Stacy H. Louizos

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